NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual Meeting (the "Meeting") of the stockholders of Eurasia Energy Limited (the "Company") will be held at 2:00 p.m. (local time in Anguilla, British West Indies) on Tuesday, July 14, 2009, at 294 Heywood House, Anguilla, British West Indies, for the following purposes:

1.

To elect members to our Board of Directors to serve for the ensuing year;

2.

To consider and vote upon a proposal to ratify the appointment of Peterson Sullivan LLP as independent auditors for the Company for the 2009 fiscal year.

3.

To consider and, if appropriate, to pass, with or without variation, a resolution ratifying and confirming an amendment to section 2.04 of Article II of the Company’s By Laws (the “ByLaws”) which will change the number of holders of shares required to constitute a quorum for the transaction of business at a meeting of shareholders.

4.

To ratify and confirm all acts, deeds and things done and proceedings taken by the directors and officers of the Company on its behalf since January 1, 2008.

5.

To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Accompanying this Notice is a Proxy Statement and a form of Proxy.

The enclosed Proxy is solicited by management of the Company and shareholders may amend it, if desired, by inserting in the space provided, an individual designated to act as proxy holder at the Meeting. The holders of Common Stock of the Company of record at the close of business on May 29, 2009, will be entitled to vote at the Meeting.

All stockholders are cordially invited to attend the Meeting in person.  However, to assure your representation at the Meeting, you are urged to sign and return the enclosed proxy card as promptly as possible.  Any stockholder attending the Meeting may vote in person even if the stockholder has returned a proxy card.

Internet availability of proxy materials.

This Notice of Annual Meeting and Proxy Statement along with the form of proxy card and the Company’s Annual Report on Form 20F – Annual Report for the year ended December 31, 2008 has been filed and is available on EDGAR at www.sec.gov.

DATED at Anguilla, British West Indies, this 17th day of June, 2009.

BY ORDER OF THE BOARD

/s/Gerald R. Tuskey Gerald R. Tuskey, Director